FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For September 10, 2003

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10,
1082 PP Amsterdam
                The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

FORM 20-F X	FORM 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES	NO X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	Press release entitled “Interim dividend 2003 ABN AMRO Holding N.V.”, dated August 28, 2003

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-81400, 333-84044, 333-89136 and 333-104778.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Dated: September 10th, 2003	By:	/s/ Rijkman Groenink
Name: Mr. R.W.J. Groenink Title: Chairman of the Managing Board

By:	/s/ Hans Duijn
Name: Mr. H. Duijn Title: Secretary Managing Board

Amsterdam, 28 August 2003

Interim dividend 2003 ABN AMRO Holding N.V.

On 7 August 2003, in connection with the publication of the interim results 2003 of ABN AMRO Holding N.V., it was announced that the interim dividend 2003 of EUR 0.45 will be paid out - at the shareholder’s option - fully in ordinary shares against the share premium reserve or fully in cash (after deduction of 25% withholding tax on dividend). The value of the stock dividend will be -barring any rounding effects - equal to the value of the cash dividend.

Today the number of dividend rights of ordinary shares of EUR 0.56 nominal value entitling shareholders to 1 new ordinary share in ABN AMRO Holding N.V. of EUR 0.56 nominal value, has been fixed at 36. Based on the average quotation of the share on the Official Market of Euronext Amsterdam N.V. on 28 August 2003 of EUR 16.30, 1/36 portion represents a value of EUR 0.4528, which is virtually equal to the value of the cash dividend.

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Further information:

Press Relations: +31 (0)20 6288900
Investor Relations: +31(0)20 6287835